Notice to Oslo Stock Exchange

ORKLA

07021028

P.O.Box 423 Skøyen, N-0213 Oslo, 1
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Orkla ASA - Capital Markets Day 2007

Orkla will host a Capital Markets Day on 31 May 2007 in Oslo, Norway.
We will be back with further details concerning the programme prior to the event.

Orkla ASA 2 February 2007

Contacts Orkla Investor Relations:
Rune Helland, Tel: +47 2254 4411
Siv M. Skorpen Brekke, Tel: +47 2254 4455

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